Waiver of Annual Contract Charge Endorsement

This rider is a part of the contract to which it is attached. If not shown below, the Rider Data is shown on the Policy Data Page. In the case of a conflict with any provisions in the Contract, the provisions of this rider will control.

Rider Data

Base Policy Number
Rider Issue Date
Rider Effective Date

Waiver of Annual Contract Charge

We may, at out discretion, waive the Annual Contract Charge as shown on the Contract Data Page. We would not waive the Annual Contract Charge unless the amount of net cumulative Purchase Payments exceeds $50,000. The amount of net cumulative Purchase Payments is the sum of all Purchase Payments less all Partial Surrenders and less all amounts applied to provide a fixed annuity or variable annuity.

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